# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prairie Operating Co., CIK 0001162896
CUSIP: 739650109
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 55 Waugh Drive, Suite 400, Houston, Texas (TX), 77007
Date of event which requires filing of this statement: 12/15/2025
Amends the filing with accession number 0001493152-23-042356
Filed by CIK 0002001258
Persons authorized to receive notices and communications: Gregory K. O'Neill, Level 27, 60 City Road Southbank, Melbourne, Australia (C3), VIC 3006, 61 3 9694 3000

## Reporting persons
- Narrogal Nominees Pty Ltd ATF Gregory K O'Neill Family Trust (CIK 0002001258): type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,024,815; sole dispositive power 0; shared dispositive power 21,043,279; aggregate amount beneficially owned 21,043,279 (32.06% of the class)
  Comment: 19,024,815 shares of common stock, par value $0.01 per share ("Common Stock"), includes (i) 15,043,279 shares of Common Stock directly held by the Family Trust; and (ii) 3,981,536 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. 19,024,815 shares of Common Stock represents 29.9% of the voting power of the Common Stock based on 63,628,146 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of Prairie Operating Co., a Delaware corporation (the "Issuer") on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 14, 2025); and (ii) 3,981,536 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust, and subject to the 29.9% limitation on voting described in Item 6 below. 21,043,279 shares of Common Stock includes (i) 15,043,279 shares of Common Stock directly held by the Family Trust; and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. The percentage of class represented by Row (11) is based on 65,646,610 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust.
- Narrogal Nominees Pty Ltd (CIK 0002001257): type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: working capital (WC); sole voting power 0; shared voting power 19,024,815; sole dispositive power 0; shared dispositive power 21,043,279; aggregate amount beneficially owned 21,043,279 (32.06% of the class)
  Comment: 19,024,815 shares of Common Stock includes (i) 15,043,279 shares of Common Stock directly held by the Family Trust; and (ii) 3,981,536 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. 19,024,815 shares of Common Stock represents 29.9% of the voting power of the Common Stock based on 63,628,146 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 3,981,536 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust, and subject to the 29.9% limitation on voting described in Item 6 below. 21,043,279 shares of Common Stock includes (i) 15,043,279 shares of Common Stock directly held by the Family Trust; and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. The percentage of class represented by Row (11) is based on 65,646,610 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust.
- Gregory K. O'Neill (CIK 0002001260): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,024,815; sole dispositive power 0; shared dispositive power 21,043,279; aggregate amount beneficially owned 21,043,279 (32.06% of the class)
  Comment: 19,024,815 shares of Common Stock includes (i) 15,043,279 shares of Common Stock directly held by the Family Trust; and (ii) 3,981,536 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. 19,024,815 shares of Common Stock represents 29.9% of the voting power of the Common Stock based on 63,628,146 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 3,981,536 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust, and subject to the 29.9% limitation on voting described in Item 6 below. 21,043,279 shares of Common Stock includes (i) 15,043,279 shares of Common Stock directly held by the Family Trust; and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. The percentage of class represented by Row (11) is based on 65,646,610 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Prairie Operating Co.
Address of issuer's principal executive offices: 55 Waugh Drive, Suite 400, Houston, Texas (TX), 77007

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D, Amendment No. 1 and Amendment No. 2 is hereby amended by inserting the following information at the end of Item 3:

On November 20, 2025, the Family Trust purchased in the open market 50,000 shares of Common Stock at a purchase price of $1.7197 per share of Common Stock using working capital of Narrogal Nominees.

On November 24, 2025, the Family Trust purchased in the open market 3,831 shares of Common Stock at a purchase price of $1.7000 per share of Common Stock using working capital of Narrogal Nominees.

On December 9, 2025, the Family Trust purchased in the open market 200 shares of Common Stock at a purchase price of $1.7100 per share of Common Stock using working capital of Narrogal Nominees.

On December 10, 2025, the Family Trust purchased in the open market 42,781 shares of Common Stock at a purchase price of $1.7100 per share of Common Stock using working capital of Narrogal Nominees.

On December 12, 2025, the Family Trust purchased in the open market (a) 220,431 shares of Common Stock at a purchase price of $1.7090 per share of Common Stock and (b) 50,000 shares of Common Stock at a purchase price of $1.7100 per share of Common Stock, in each case using working capital of Narrogal Nominees.

On December 15, 2025, the Family Trust purchased in the open market (a) 50,000 shares of Common Stock at a purchase price of $1.7100 per share of Common Stock and (b) 800,000 of Common Stock at a purchase price of $1.6853 per share of Common Stock, in each case using working capital of Narrogal Nominees.

On December 16, 2025, the Family Trust purchased in the open market 50,000 shares of Common Stock at a purchase price of $1.6800 per share of Common Stock using working capital of Narrogal Nominees.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Family Trust, Narrogal Nominees and Mr. O'Neill are the beneficial owners of: (i) 15,043,610 shares of Common Stock and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. On a fully diluted basis, the Family Trust owns 32.06% of the Common Stock of the Company. This percentage is based on 65,646,610 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. Mr. O'Neill is the Sole Director of Narrogal Nominees, which is the trustee of the Family Trust, and as such, Mr. O'Neill has voting and investment control over the shares directly held by the Family Trust. Mr. O'Neill is the Sole Director of Narrogal Nominees, which is the trustee of the Family Trust, and as such, Mr. O'Neill has voting and investment control over the shares directly held by the Family Trust.
Number of shares as to which each person has sole or shared power to vote or dispose: The Family Trust, Narrogal Nominees and Mr. O'Neill share the power to dispose or direct the disposition of: (i) 15,043,279 shares of Common Stock and (ii) 6,000,000 shares of Common Stock issuable within 60 days of the date hereof upon the exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. The Family Trust, Narrogal Nominees and Mr. O'Neill share the power to vote or to direct the vote of: (i) 15,043,279 shares of Common Stock; and (ii) 3,981,536 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust. 19,024,815 shares of Common Stock represents 29.9% of the voting power of the Common Stock based on 63,628,146 shares of Common Stock outstanding, which includes (i) 59,646,610 shares of Common Stock outstanding as of November 11, 2025 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on November 14, 2025); and (ii) 3,981,536 shares of Common Stock issuable within 60 days of the date hereof upon the partial exercise of the Series D A Warrant and Series E A Warrant held by the Family Trust, and subject to the 29.9% limitation on voting described in Item 6 below
Transactions in the class effected during the past sixty days:
The Family Trust effected the following transactions with respect to the Common Stock during the past sixty days:

(i) Purchased in the open market 50,000 shares of Common Stock at a purchase price of $1.7197 per share of Common Stock on November 20, 2025;

(ii) Purchased in the open market 3,831 shares of Common Stock at a purchase price of $1.7000 per share of Common Stock on November 24, 2025;

(iii) purchased in the open market 200 shares of Common Stock at a purchase price of $1.7100 per share of Common Stock on December 9, 2025;

(iv) purchased in the open market 42,781 shares of Common Stock at a purchase price of $1.7100 per share of Common Stock on December 10;

(v) purchased in the open market 220,431 shares of Common Stock at a purchase price of $1.7090 per share of Common Stock on December 12, 2025;

(vi) purchased in the open market 50,000 shares of Common Stock at a purchase price of $1.7100 per share of Common Stock on December 12, 2025;

(vii) purchased in the open market 50,000 shares of Common Stock at a purchase price of $1.7100 per share of Common Stock on December 15, 2025;

(viii) purchased in the open market 800,000 of Common Stock at a purchase price of $1.6853 per share of Common Stock on December 15, 2025; and (ix) purchased in the open market 50,000 shares of Common Stock at a purchase price of $1.6800 per share of Common Stock on December 16, 2025.
Other persons with the right to receive dividends or sale proceeds: This Item 5(d) is not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Item 5(e) is not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/1162896/000149315223042356/ex1.htm

## Signatures
- Narrogal Nominees Pty Ltd ATF Gregory K O'Neill Family Trust: /s/ Gregory K. O'Neill, Gregory K. O'Neill, Sole Director of Narrogal Nominees Pty Ltd, as trustee (12/16/2025)
- Narrogal Nominees Pty Ltd: /s/ Gregory K. O'Neill, Gregory K. O'Neill, Sole Director (12/16/2025)
- Gregory K. O'Neill: /s/ Gregory K. O'Neill, Gregory K. O'Neill (12/16/2025)